FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of June 2006.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	[Nomura Announces Issuance of Stock Acquisition Rights for Stock Option Plan]
2.	[Tender Offer for Shares of Skylark Co., Ltd.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 8, 2006	By:	/s/ Tetsu Ozaki
Tetsu Ozaki
Senior Managing Director

News Release

Nomura Announces Issuance of Stock Acquisition Rights for

Stock Option Plan

Tokyo, June 8, 2006—Nomura Holdings, Inc. (the “Company”) today announced that its Group Executive Management Committee* has approved the issuance of stock acquisition rights in conjunction with the Company stock option plan. The issuance is in accordance with Article 98, Paragraph 1 of the Law Concerning Adjustment of Related Laws, Etc. Accompanying the Enforcement of the Corporation Law as well as a resolution passed at the 101st Annual General Meeting of Shareholders held on June 28, 2005.

The stock acquisition rights will be used as a means of both enhancing performance-based incentives for directors, executive officers and employees of the Company and its subsidiaries, as well as in order to acquire talented personnel. Complete details of the issuance are found on the following pages.

The number of stock acquisition rights to be granted to individual directors and executive officers of the Company shall be determined in accordance with the applicable Compensation Committee resolution.

*The Group Executive Management Committee consists of a number of representative executive officers and, via Board of Directors resolution, decides important business matters including the issuance of stock acquisition rights.

Ends

For further information please contact:

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd.	81-3-3278-0591

Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

Details of Stock Acquisition Rights Plan B

1.	Issue Date of Stock Acquisition Rights

June 12, 2006

2.	Total Number of Stock Acquisition Rights to be Issued

10,339 stock acquisition rights

(The number of shares per stock acquisition right shall be 100 shares)

3.	Issue Price of Stock Acquisition Rights

0 yen

4.	Type / Number of Shares Under Stock Acquisition Rights

1,033,900 shares of the Company’s common stock

In the event that the shares are split or consolidated after the issuance of the stock acquisition rights, the number of shares for the unexercised stock acquisition rights at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction less than one (1) share resulting from the adjustment shall be disregarded.

Adjusted Number of Shares =	Number of Shares	×	Ratio of Split
	Before Adjustment		or Consolidation

In addition to the above, after the issuance of the stock acquisition rights, in the event of a merger of the Company with another company, company split or capital reduction of the Company or in any other similar event where an adjustment of the number of shares shall be required, the Company may appropriately adjusted the number of the shares to a reasonable extent.

5.	Amount to be Paid Upon Exercise of Stock Acquisition Rights

The amount to be paid upon exercise of the stock acquisition rights (the “Exercise Price”) shall be one (1) yen per share.

6.	Total Issue Price of Shares Issuable upon Full Exercise of Stock Acquisition Rights

1,033,900 yen

7.	Amount Credited in Stated Capital of Issue Price

The amount credited in the stated capital of the issue price per share is one (1) yen.

8.	Exercise Period of Stock Acquisition Rights

From June 13, 2008 to June 12, 2013

9.	Conditions for the Exercise of Stock Acquisition Rights

(1) Stock acquisition rights may not be exercised partly.

(2) The holder of stock acquisition rights (the “Optionee”) must satisfy all of the following conditions:

i)	The Optionee maintains the position of director, executive officer or employee of the Company or a company (hereinafter referred to as the “Company’s Subsidiary”), a majority of whose outstanding shares or interests (only limited to those with voting rights) are held directly or indirectly by the Company, during the time between the grant of the stock acquisition rights and the commencement of the exercise period. The Optionee is deemed to maintain the position of a director, executive officer or employee of the Company or the Company’s Subsidiary in cases where the Optionee loses this position on account of either of the following situations:

a)	When the Optionee is a director or executive officer of the Company or the Company’s Subsidiary: retirement from office on account of the expiration of the Optionee’s term of office or other similar reasons; or

b)	When The Optionee is an employee of the Company or the Company’s Subsidiary: retirement due to the attainment of retirement age, transfer by order of the Company or the Company’s Subsidiary, retirement mainly due to sickness or injuries arising in the conduct of business, discharge for a compelling business reason, or other similar reasons.

ii)	The Optionee, at the time of exercising the stock acquisition rights, does not fall within either of the following categories:

a)	The Company or the Company’s Subsidiary determines in accordance with their Employment Regulations to dismiss the Optionee by suggestion or disciplinary procedures; or

b)	There is any other reason similar to a).

(3)	Regarding successors of the Optionee, the Optionee must have satisfied both conditions in 2. i) and ii) above immediately prior to the occurrence of succession.

10.	Events and Conditions for Cancellation of Stock Acquisition Rights

The Company may, at any time, cancel without any compensation when the Company has acquired the unexercised stock acquisition rights.

11.	Restriction on Transfer of Stock Acquisition Rights

Approval of the Board of Directors shall be required for transfer of the stock acquisition rights.

12.	Certificates of Stock Acquisition Rights

Certificates of stock acquisition rights shall be issued only upon the request of Optionees.

13.	Number of Stock Acquisition Rights Holders

A total of 195 directors, executive officers and employees of the Company and its subsidiaries.

Nomura Holdings, Inc.

Nomura Principal Finance Co., Ltd.

Asia Eateries Holdings NV

Tender Offer for Shares of Skylark Co., Ltd.

–Part of buyout by Skylark management–

Tokyo, June 8, 2006—Nomura Principal Finance Co., Ltd. (NPF) 1, a wholly-owned subsidiary of Nomura Holdings, Inc. (NHI), and Asia Eateries Holdings NV (AEH)2, established by funds advised by CVC Asia Pacific, have resolved to acquire shares in Skylark Co., Ltd. (Skylark, TSE8180) through a tender offer via SNC Investment Co., Ltd. (SNC) in which NPF holds a 63.33% stake and AEH holds a 36.67% stake.

1. Purpose of Tender Offer

The tender offer is part of a management buyout (MBO) 3 by the management of Skylark. If the Tender Offer is completed, Kiwamu Yokokawa, Representative Director, Chairman of the Board and Chief Executive Officer of Skylark, will continue to serve as a Director of Skylark and will invest in SNC, directly or indirectly through a company or other vehicle that is financed by Kiwamu Yokokawa and a third party to be determined by Kiwamu Yokokawa, NPF and AEH after due consultation. Kiwamu Yokokawa will manage Skylark together with Directors to be appointed by him, NPF and AEH. There is a possibility that certain members of the current management of Skylark (other than Kiwamu Yokokawa) will continue to participate in the management of Skylark. In addition, there is a possibility that the current management of Skylark (other than Kiwamu Yokokawa), employees and others will invest in SNC or Skylark. Furthermore, equity investment not only by the management but also by employees of Skylark is being considered, and therefore, there is a possibility that the transaction could become a management-employee buyout (MEBO) 4

[1]	Nomura Principal Finance was established in July 2000 in order to engage in investment activities for outstanding companies in Japan.
[2]	AEH is organized under the laws of Belgium and is indirectly owned by CVC Capital Partners Asia Pacific II L.P. and CVC Capital Partners Asia Pacific II Parallel Fund-A, L.P. AEH was formed to invest in restaurant companies in Japan and Asia.
[3]	Management buyout (MBO) generally means a transaction pursuant to which the management of the target company, jointly with financial investors, purchases shares of the target company.
[4]	Management-employee buyout (MEBO) generally means a transaction pursuant to which the management and employees of the target company, jointly with financial investors, purchases shares of the target company.

Since the opening of the first Skylark restaurant in 1970, Skylark, as a pioneer of family restaurants, led the development of the dining-out industry and played a central role in the process of creating awareness of the “dining-out” industry as an independent industry in Japan. On an annual basis, more than 500 million customers spend more than 330 million hours at over 4,400 restaurants of Skylark nationwide, demonstrating Skylark’s success in helping people achieve an affluent lifestyle through “dining-out.” In addition, in the process, Skylark has developed an unprecedented dining-out corporate group which has developed a uniquely consistent process of “ingredients procurement,” “food processing,” “distribution,” “meal preparation” and “final product delivery.” On the other hand, the market size of the dining-out industry has been shrinking to approximately 25 trillion yen from its peak of nearly 30 trillion yen in 1997. However, new restaurants are still being opened mainly by chain store-oriented companies, and, due to a rapid expansion of the home meal replacement (the “Nakashoku”) market with a market size of over 6 trillion yen centering on the food section of convenience stores, the competitive environment of the whole food service industry is becoming more severe. In this environment, for the purpose of mid-term and long-term growth of Skylark, its business model needs to be changed from a model which matched the deflationary phase of the Japanese economy prevalent until now to a model appropriate for the just-begun full-scale recovery phase of the Japanese economy. Specifically, it is necessary to implement a large-scale “scrap & build” strategy, including the development of new types of businesses, the improvement of higher value-added restaurants and changes to the model and business-type of existing restaurants. At the same time, Skylark will conduct an “employment system/restaurant operation review” to address the depopulation era and to focus on the “creation of a trustworthy brand” to respond to consumers’ strong desire for food security/safety. These innovations will aim not just for the reform of Skylark, but also the revitalization and improvement of the Japanese dining-out industry as a whole. SNC, after consultation with Kiwamu Yokokawa, Representative Director, Chairman of the Board and Chief Executive Officer of Skylark, decided to implement the Tender Offer in order to develop a system to implement a management strategy based on mid-term and long-term prospects as soon as possible. This management strategy will allow Skylark to respond flexibly to changes in the future business environment without being influenced by the fluctuation of short-term business results.

After the Tender Offer, Skylark will actively work to grapple with the new challenges described above, and the management and employees of Skylark in unison will adhere to fully customer-oriented philosophy. In addition, by fully utilizing every resource of the Nomura group, including NPF, and know-how of the CVC group, the management expects to be able to implement the above strategies so that Skylark will develop a business model that cannot be surpassed by its competitors and will be recognized for improving the status of the Japanese dining-out industry and as “world-class dining-out brand company originating from Japan.”

SNC plans to conduct the Tender Offer in order to acquire all of the outstanding shares of Skylark (excluding treasury shares held by Skylark). SH Corporation, the largest shareholder of Skylark (holding approximately 6.65% of the outstanding shares of Skylark), Kiwamu Yokokawa, a founder, Representative Director, Chairman of the Board and Chief Executive Officer of Skylark (holding approximately 2.81% of the outstanding shares of Skylark), Tasuku Chino, a major shareholder and a founder of Skylark (holding approximately 2.79% of the outstanding shares of Skylark), Tadashi Yokokawa, a major shareholder and a founder of Skylark (holding approximately 2.78% of the outstanding shares of Skylark) and Norio Yokokawa, a major shareholder and a founder of Skylark (holding approximately 2.64% of the outstanding shares of Skylark) agreed, in principle, to tender the shares of Skylark which they hold in the Tender Offer. In addition, Kiwamu Yokokawa plans to make efforts, to the extent possible, in order for shareholders of Skylark to tender their shares in the Tender Offer.

SNC plans to make Skylark its wholly owned subsidiary through the Tender Offer and a series of subsequent procedures. Therefore, SNC has not limited the maximum number of shares which SNC will purchase through the Tender Offer. Accordingly, depending on the results of the Tender Offer, the shares of Skylark may be delisted through specified procedures pursuant to the delisting standards of the Tokyo Stock Exchange. In addition, if an exchange of shares making SNC the parent company and Skylark its wholly owned subsidiary is implemented after the Tender Offer, the shares of Skylark will be delisted. After the delisting, the shares of Skylark will not be able to be traded on the Tokyo Stock Exchange.

2. Outline of Tender Offer

2.1 Outline of tender offeror

Name:	SNC Investment Co., Ltd.

Address of head office:	2-2-2 Otemachi, Chiyoda-ku, Tokyo, Japan

Representative:	Akira Maruyama, President and Representative Director

Amount of share capital:	¥3,000,000 (as of June 8, 2006)

Date of incorporation:	July, 2004

Main Business:	Investment business and consulting business for management and finance, etc.

Composition of major shareholders and shareholding ratios (as of June 8, 2006):

NPF (63.33%), AEH (36.67%)

2.2 Outline of Skylark

Name:	Skylark Co., Ltd.

Address:	1-25-8 Nishikubo Musashino, Tokyo, Japan

Representatives:	Kiwamu Yokokawa, Chairman of the Board; Yasutaka Ito, President and CEO

Amount of share capital:	12.9 billion yen

Date of incorporation:	April 1962

Main business:	Dining out and food businesses

Composition of major shareholders and shareholding ratios

	As of December 31, 2005
Name	No. of shares owned	Percentage of total shares issued
	(thousands)	(%)
SH Corporation	7,857	6.7
Japan Trustee Service Bank, Ltd. (Trust Account)	3,491	3.0
Kiwamu Yokokawa	3,313	2.8
Ryo Kayano	3,296	2.8
Tadashi Yokokawa	3,279	2.8
Norio Yokokawa	3,120	2.6
The Master Trust Bank of Japan Ltd. (Trust Account)	2,579	2.2
Mellon Bank NA as agent for its client Mellon Omnibus US Pension (Standing Proxy: HSBC Bank, Tokyo Branch)	1,978	1.7
Kyoei Fire & Marine Insurance Co., Ltd.	1,767	1.5
Mizuho Trust & Banking Co., Ltd, employee pension trust (Mizuho Bank account)	1,644	1.4
Total	32,328	27.4

2.3 Description of shares to be purchased:

Common shares

2.4 Tender offer period

Friday, June 9, 2006 to Monday, July 10, 2006 (32 days)s

2.5 Purchase price per share

¥2,500 per share

The purchase price for the Tender Offer was determined by SNC by comprehensively taking into consideration various factors, including the market prices of the common shares of Skylark, its financial condition and future expected profits, and represents an approximately 27.4% premium to the average share closing price of ¥1,962 (rounded to the nearest yen) of Skylark’s common stock on the Tokyo Stock Exchange during the six months prior to June 7, 2006, and exceeds the highest price of ¥2,350 during the period after the commencement of the current company structure following the announcement in December 2003 that Jonathan’s Co., Ltd. would become a wholly owned subsidiary of Skylark.

2.6 Number of shares planned to be purchased

72,472,600 shares (61.42% of outstanding shares)

If the total number of tendered shares is less than the number of shares planned to be purchased (72,472,600 shares), none of the tendered shares will be purchased by SNC. If the total number of tendered shares is more than the number of shares planned to be purchased, all the tendered shares will be purchased by SNC. There is no plan to acquire treasury stock owned by Skylark through the Tender Offer.

2.7 Changes in the number of shares owned by the Tender Offeror due to the Tender Offer

Number of shares owned prior to the tender offer: 100 shares (representing a shareholding percentage of 0.00%)

Number of shares owned subsequent to the tender offer: 72,472,700 shares (representing a shareholding percentage of 66.67%)

(Note1)	The number of shares owned subsequent to the Tender Offer represents the number of shares to be owned by SNC assuming SNC purchases the number of shares planned to be purchased (72,472,600 shares).

(Note2)	If the total number of tendered shares is more than the number of shares planned to be purchased, all the tendered shares will be purchased by SNC. Therefore, the maximum percentage of voting rights (calculated by excluding treasury shares owned by Skylark) to be acquired by SNC through the Tender Offer will be 100%.

(Note3)	The percentage of shares owned by SNC is calculated based on 108,708,950 shares (calculated by deducting 9,291,050 treasury shares of Skylark from the total number of 118,000,000 outstanding shares of Skylark, as of December 31, 2005).

2.8 Date of public notification

Friday, June 9, 2006

On the same day, a notice in the Nihon Keizai Shimbun will specify that an electronic public announcement is to be made at the following web address:

http://info.edinet.go.jp/EdiHtml/main.htm

2.9 Tender Offer Agent

Nomura Securities Co., Ltd.

2.10 Funds required for the tender offer: ¥181,182 million (estimated)

(Note)	The above total amount of funds required for the Tender Offer is an estimated amount assuming that all 72,472,600 shares planned to be purchased will be purchased by SNC. If the total number of tendered shares is more than the number of shares planned to be purchased (72,472,600 shares), all the tendered shares will be purchased by SNC. Therefore, the maximum estimated amount required for the Tender Offer will be ¥271,883 million.

2.11 Commencement date of settlement

Friday, July 21, 2006

2.12 Application of Law on Special Measures for Industrial Revitalization and Exchange of Shares

In order to implement the above strategies more efficiently and with flexibility, after the commencement of the Tender Offer, SNC plans to apply for an approval by the relevant authorities of a management resources reuse plan under the Law on Special Measures for Industrial Revitalization (the “Plan”). If SNC fails to acquire all the outstanding shares of Skylark (excluding treasury shares held by Skylark) through the Tender Offer, after obtaining such approval and following the satisfaction of the requirements under Article 12-9 of the Law on Special Measures for Industrial Revitalization prior to the revision under Article 449 of the Law Concerning Developments of Related Laws in Enforcement of Skylark Law, which remains effective by virtue of the provisions of Article 450, Paragraph 7 of the same law, SNC plans to implement an exchange of shares (kabushiki kokan) for cash consideration for the shares of Skylark and to merge with Skylark making SNC the surviving company and Skylark the non-surviving company. After the completion of the Tender Offer and upon obtaining the approval of the exchange of shares for cash consideration pursuant to the Plan, SNC plans to implement the exchange of shares making SNC the parent company and Skylark its wholly-owned subsidiary, and subsequently to deliver cash to the remaining shareholders of Skylark. SNC plans to implement the exchange of shares without approval at a general meeting of shareholders of Skylark by utilizing the procedure for an informal organizational restructuring provided for in Article 784, Paragraph 1 of Skylark Law (if Skylark receives an approval for the Plan, the requirements for qualification as an informal organizational restructuring will change under Article 12, Paragraph 1 of the Industrial Revitalization Law).

The amount of cash per share to be delivered in the exchange of shares will be calculated based on the purchase price of the Tender Offer and is expected to be a price similar to the purchase price for the Tender Offer. However, the amount may be different from the purchase price for the Tender Offer. In relation to the exchange of shares, shareholders of Skylark, which will become a wholly owned subsidiary, may exercise appraisal rights to require SNC to purchase their shares pursuant to legal and regulatory procedures. In this case, the purchase price per share may be different from (a) the amount of cash delivered for the exchange of shares for shares held by Skylark’s shareholders or (b) the purchase price for the Tender Offer. Regarding the tax treatment of the Tender Offer, the exchange of shares for cash consideration and exercise of appraisal rights in respect of the exchange of shares, please consult your tax advisor.

3 Agreement with Skylark on Tender Offer

Based on resolutions of the Board of Directors of Skylark approved at a meeting held on June 8, 2006, Skylark has decided to announce its approval of the Tender Offer and to recommend that Skylark’s shareholders tender their shares in the Tender Offer.

All the members of the Board of Auditors of Skylark, including external auditors, participated in the meeting of the Board of Directors and indicated their agreement with the statement of approval of Skylark’s Board of Directors in respect of such resolutions. Kiwamu Yokokawa, Representative Director, Chairman of the Board and Chief Executive Officer of Skylark, did not participate in the foregoing resolutions of the Board of Directors because of potential conflicts of interest in respect of such matters.

Ends

For further information please contact:

Nomura Holdings, Inc.

Name	Company	Telephone
Koichiro Ide	Nomura Securities Co., Ltd.	81-3-3278-0591
Larry Heiman	Corporate Communications Dept., Nomura Group Headquarters

Asia Eateries Holdings NV / CVC Funds

Sakio Takahashi, Makoto Tsuda Tel. 81-3-3592-6910

Notes to editors:

The Nomura Group

Nomura is a global financial services group dedicated to providing a broad range of financial services for individual, institutional, corporate and government clients. The Group offers a diverse line of competitive products and value-added financial and advisory solutions through its global headquarters in Tokyo, 134 branches in Japan, and an international network in 29 countries; with regional headquarters in Hong Kong, London, and New York. The Group’s business activities include investment consultation and brokerage services for retail investors in Japan, and, on a global basis, brokerage services, securities underwriting, investment banking advisory services, merchant banking, and asset management. For further information about Nomura please visit our website at www.nomura.com.

CVC

CVC is an independent buy-out group founded in 1981 and has raised over US$18 billion (€16.8 billion) in Europe and Asia. Of this total, US$15.5 billion has been raised in Europe and US$2.7 billion in Asia. CVC Asia Pacific has an integrated network of offices throughout the Asia Pacific region with 22 investment professionals in Hong Kong, Seoul, Sydney and Tokyo. It currently advises private equity funds totalling US$2.725 billion and has established a leading position in the Asia Pacific buy-out market. Since 1999, CVC Asia Pacific has acquired 17 companies in the Asia Pacific Region for a total consideration of more than US$4.3 billion with a combined turnover of US$7.6 billion and employing over 46,500 people.

CVC’s European operations have an experienced team of 53 investment professionals led by 15 partners. Since 1981, CVC has acquired over 220 companies in Europe for a total consideration of more than €61.9 billion. CVC’s current European portfolio of 38 companies has a combined transaction size of over €32.2 billion. CVC operates an integrated European network of 12 offices. The most extensive and longest established team of any private equity group in Europe.